                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                        -----------------------------

                                   FORM OF
                                  FORM 10-Q

                           FILED AS EXHIBIT 99.2 TO
                   FORM 10-Q OF CAPROCK COMMUNICATIONS CORP.
                         PURSUANT TO INDENTURE, DATED
                  JULY 16, 1998 (THE "INDENTURE") BY AND AMONG
                            CAPROCK COMMUNICATIONS
                       CORP., CAPROCK TELECOMMUNICATIONS
                             CORP., CAPROCK FIBER
                             NETWORK, LTD. AND THE
                             OTHER PARTIES THERETO.

[X]  Quarterly Report  For the Quarterly Period Ended June 30, 1998

                                      or

[ ]  Transition Report For the transition period from __________ to __________


                           CAPROCK FIBER NETWORK, LTD.
             (Exact name of registrant as specified in its charter)


                  TEXAS                                  75-2457966
     (State or Other Jurisdiction of        (I.R.S. Employer Identification No.)
     Incorporation or Organization)

           Two Galleria Tower
       13455 Noel Road, Suite 1925
             Dallas, Texas                                  75240
 (Address of Principal Executive Offices)                (Zip Code)

        REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:  (972) 982-9500

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                  Yes [ ]  No [X]

                            CAPROCK FIBER NETWORK, LTD.
                                     FORM 10-Q
                    FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1998
                                       INDEX


                                                                           Page
                                                                          Number
PART 1.   FINANCIAL INFORMATION

Item 1.   Balance Sheets at December 31, 1997 and June 30, 1998              3

          Statements of Operations for the Six Months and
          Three Months Ended June 30, 1997 and 1998                          4

          Statements of Cash Flows for the Six Months Ended
          June 30, 1997 and 1998                                             5

          Notes to interim Financial Statements                              6

Item 2.   Management's Discussion and Analysis of Financial Condition and
          Results of Operations                                              8

Item 3.   Quantitative and Qualitative Disclosures About Market Risk        11

PART 2.   OTHER INFORMATION

Item 6.   Exhibits and Reports on Form 8-K                                  11

          SIGNATURE PAGE                                                    12

PART 1.  FINANCIAL INFORMATION
ITEM 1.  FINANCIAL STATEMENTS

                       CAPROCK FIBER NETWORK, LTD.
                           BALANCE SHEETS

                                                           December 31, 1997   June 30, 1998
                                                           -----------------   -------------
                                                                                (Unaudited)
Assets
Current  assets:
     Cash and cash equivalents                                $   172,543      $   378,028
     Trade receivables                                            206,404           39,292
     Costs and estimated earnings in excess of billings                 -        1,355,000
     Prepaid expenses and other                                     3,602            3,602
                                                           -----------------   -------------
          Total current assets                                    382,549        1,775,922
Property and equipment, net                                     9,299,859       11,893,870
Other assets                                                       96,797           54,656
                                                           -----------------   -------------
          Total assets                                        $ 9,779,205      $13,724,448
                                                           -----------------   -------------
                                                           -----------------   -------------
Liabilities and partners' capital (deficit)
Current liabilities:
     Current portion of long-term debt                        $   886,304      $ 8,877,101
     Due to affiliate                                                   -        1,250,000
     Accounts payable                                              81,904        1,559,834
     Accrued commitment and guarantor fees                        406,010          431,131
     Accrued liabilities                                           67,337          356,493
     Income taxes payable                                               -          374,862
     Unearned revenue                                                   -          161,700
                                                           -----------------   -------------
          Total current liabilities                             1,441,555       13,011,121
Deferred income taxes                                                   -          169,961
Long-term debt, excluding current portion                       8,664,588                -
                                                           -----------------   -------------
          Total liabilities                                    10,106,143       13,181,082
Partners' capital (deficit)
     General partner                                               (3,273)           5,433
     Limited partners                                            (323,665)         537,933
                                                           -----------------   -------------
                                                                 (326,938)         543,366
                                                           -----------------   -------------
          Total liabilities and partners' capital (deficit)   $ 9,779,205      $13,724,448
                                                           -----------------   -------------
                                                           -----------------   -------------

See accompanying Notes to Interim Financial Statements

                         CAPROCK FIBER NETWORK LTD.
                          STATEMENTS OF OPERATIONS
                                (Unaudited)

                                                           Six Months Ended           Three Months Ended
                                                                June 30,                   June 30,
                                                         ------------------------   ----------------------
                                                           1997           1998         1997        1998
                                                         ---------   ------------   ----------  ----------
Revenues:
     Telecommunication services                          $ 845,013   $  1,196,337   $  485,100  $  608,804
     Network construction services                               -      1,355,000            -   1,355,000
                                                         ---------   ------------   ----------  ----------
          Total Revenues                                   845,013      2,551,337      485,100   1,963,804
Operating costs and expenses:
     Network access expenses                                21,526         12,857        6,057       6,219
     Cost of network construction services                       -        114,339            -     114,339
     Selling, general, and administrative expenses         125,704        203,281       34,803     131,261
     Depreciation and amortization                         348,435        396,853      182,868     211,926
                                                         ---------   ------------   ----------  ----------
          Total operating costs and expenses               495,665        727,330      223,728     463,745
                                                         ---------   ------------   ----------  ----------
          Income from operations                           349,348      1,824,007      261,372   1,500,059
Interest expense, net                                     (370,832)      (408,880)    (205,491)   (199,275)
                                                         ---------   ------------   ----------  ----------
          Income (loss) before income taxes                (21,484)     1,415,127       55,881   1,300,784
Income taxes                                                     -        544,823            -     500,801
                                                         ---------   ------------   ----------  ----------
Net income (loss)                                        $ (21,484)    $  870,304    $  55,881  $  799,983
                                                         ---------   ------------   ----------  ----------
                                                         ---------   ------------   ----------  ----------

See accompanying Notes to  Interim Financial Statements

                                 STATEMENTS OF CASH FLOWS
                                       (Unaudited)

                                                                  Six Months Ended June 30,
                                                               ------------------------------
                                                                    1997              1998
                                                               -----------        -----------
Cash flows from operating activities:
  Net income (loss)                                            $   (21,484)       $   870,304
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                               348,435            396,853
       Deferred income taxes                                          -               169,961
       Changes in operating assets and liabilities:
          Accounts receivable                                         -               167,112
          Due to affiliate                                            -             1,250,000
          Costs in excess of billings                                 -            (1,355,000)
          Prepaid expenses and other                              (128,317)            42,141
          Accounts payable and accrued liabilities              (1,549,418)         1,792,206
          Income taxes payable                                        -               374,862
          Unearned revenue                                            -               161,700
                                                               -----------        -----------
          Net cash provided by (used in) operating activities   (1,350,784)         3,870,139

Cash flows from investing activities - Purchases of
  property and equipment                                        (1,373,738)        (2,947,723)

Cash flows from financing activities:
  Proceeds from long-term note agreement                         2,961,859               -
  Principal payments on long-term note agreement                      -              (716,931)
                                                               -----------        -----------
          Net cash provided by (used in)
          financing activities                                   2,961,859           (716,931)
Net increase in cash                                               237,337            205,485
Cash at beginning of year                                           25,415            172,543
                                                               -----------        -----------
Cash at end of period                                          $   262,752        $   378,028
                                                               -----------        -----------
                                                               -----------        -----------

Supplemental disclosure of cash flow information:
  Cash paid for interest                                       $   184,390        $   389,414
                                                               -----------        -----------
                                                               -----------        -----------
  Cash paid for income taxes                                   $      -           $      -
                                                               -----------        -----------
                                                               -----------        -----------

See accompanying Notes to Interim Financial Statements

                          CAPROCK FIBER NETWORK, LTD.
                     Notes to Interim Financial Statements

(1)  BASIS OF PRESENTATION

     The accompanying interim financial statements, which should be read in conjunction with the financial statements and footnotes of CapRock Fiber Network, Ltd. (or the "Partnership") for the fiscal year ended December 31, 1997, which were included in the Registration Statement (SEC Registration No. 333-57365) filed on Form S-4 by CapRock Communications Corp. ("CapRock") in July 1998, are unaudited (the December 31, 1997 balance sheet was derived from the Partnership's audited financial statements), but have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end.

     The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the entire fiscal year.

(2)  CONSTRUCTION OF FIBER NETWORK

     The Partnership is constructing a fiber optic network between San Antonio and Laredo, and Corpus Christi, McAllen, Harlingen, and Brownsville, Texas. The total construction costs incurred relating to the fiber optic network for the three months ended June 30, 1998 were approximately $2.8 million. The Partnership capitalizes all network construction costs, which include all direct material and labor costs and those indirect costs related to contract performance.

     On February 6, 1998, the Partnership entered into an indefeasible right to use contract ("IRU") for dark fiber. The contract provided for an IRU for a specified number of fiber strands with and option to acquire an IRU for additional fiber strands. The customer exercised the option to acquire the IRU for the additional fiber strands in July 1998.

     The Partnership recognizes the revenue associated with the IRU under the percentage of completion method and measures the progress based upon construction costs incurred to the total estimated construction costs. Revenue recognized for three months ended June 30, 1998 relating to the
     IRU was approximately  $1.4 million.   The contract costs are estimated
     using allocations of the total cost of constructing the network.

(3)  BUSINESS COMBINATION

     On February 16,1998 the Partnership entered into a definitive agreement to combine through mergers and an interest exchange (the "Combination") with CapRock, IWL Communications, Incorporated. ("IWL") and CapRock Telecommunications Corp. ("Telecommunications"). The Combination is subject to, among other matters, approval by the shareholders of the IWL and Telecommunications and the partners of the Partnership. The transaction is expected to be accounted for as a "pooling of interests" and qualify as a tax-free exchange of shares and partnership interests.

(4)  DEBT

     The Partnership has a loan agreement with a bank whereby it borrowed $10 million used for the construction, start-up and related expenses of the Houston to Corpus Christi fiber optic network. Approximately $8.9 million was outstanding as of June 30, 1998. Principal payments began on March 31, 1997. The debt will mature on August 31, 1998. The Partnership anticipates that the proceeds from the Notes (as defined below) will be used to repay such loan (see note 5). In the event the Combination is not consummated by August 31, 1998 (and as a result the net proceeds from the issuance of the Notes are not available), the Partnership intends to renegotiate the terms of the construction loan. If such negotiations are not successful, the Partnership will seek additional sources of financing. No assurance can be given that such financing will be available or, if available, that the terms will be satisfactory.

     The Partnership was in violation of certain covenants requiring maintenance of debt as a percentage of adjusted net income as of December 31, 1996, 1997 and April 30, 1998, and was also in technical default of a covenant requiring the lender's consent to the Combination. The Partnership has obtained a waiver of these covenant violations and has obtained the lender's consent to the Combination and has executed an amendment revising these covenants.

(5)  SUBSEQUENT EVENT

     In July 1998, CapRock, Telecommunications and the Partnership (with
     IWL as guarantor) issued, through a private placement under Rule 144A under the Securities Act of 1933, as amended, $150 million aggregate principal amount of their 12% Senior Notes due 2008 (the "Notes"), which closed on July 16, 1998. Interest on the Notes will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 1999, at the rate of 12% per annum. The net proceeds from the offering were initially placed in a segregated escrow account and will be released only in accordance with the provisions of an escrow agreement. Upon consummation of the Combination, (i) the proceeds in such escrow account will be released to CapRock, (ii) Telecommunications and the Partnership will no longer be co-obligors under the Notes, and (iii) IWL will be released from its obligations in connection with the special offer to purchase. If the Combination is not consummated by August 31, 1998, CapRock, Telecommunications, and the Partnership will be required to offer to purchase the Notes (the "Special Offer to Purchase") at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of such repurchase. To the extent the amounts held in the escrow account are insufficient to repurchase all tendered Notes, each of CapRock, Telecommunications, the Partnership, and IWL (as guarantor) shall be jointly and severally liable to fund any such deficiency (with an estimated contingent liability of not more than approximately $7.0 million). There can be no assurance that CapRock, Telecommunications, the Partnership and IWL will have sufficient funds available at the time of such offer to purchase to repay all Notes tendered.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the financial statements and footnotes of the Partnership for the fiscal year ended December 31, 1997, which were included in the Registration Statement filed on Form S-4 by CapRock in July 1998.

The Partnership believes that all necessary adjustments (consisting only of normal recurring adjustments) have been included in the amounts stated below to present fairly the following quarterly information. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. Quarterly operating results have varied significantly in the past and can be expected to vary in the future. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year.

Forward Looking Information

     Certain information contained herein contains forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) regarding future events or the future financial performance of the Partnership, and are subject to a number of risks and other factors which could cause the actual results of the Partnership to differ materially from those contained in and anticipated by the forward-looking statements. Among such factors are: the completion of the Combination, industry concentration and the Partnership's dependence on major customers, competition, risks associated with international operations and entry into new markets, government regulation, variability in operating results, general business and economic conditions, customer acceptance of any demand for the Partnership's new products, the Partnership's overall ability to design, test, and introduce new products on a timely basis, reliance on third parties and other telecommunication carriers, the Partnership's ability to manage change, dependence on key personnel, dependence on information systems and changes in technology, and possible service interruptions. The forward-looking statements contained herein are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements contained herein include, but are not limited to, forecasts, projections and statements relating to inflation, future acquisitions and anticipated capital expenditures. All forecasts and projections in this report are based on management's current expectations of the Partnership's near term results, based on current information available pertaining to the Partnership, including the aforementioned risk factors. Actual results could differ materially.

Overview

     The Partnership is a facilities-based provider of broadband
Telecommunications Services to interexchange carriers, other communications entities and businesses.

     The Partnership began operations in 1992 to design, manage the construction of, operate, maintain and market a 185 route mile fiber optic network in South Texas. In 1996, the Partnership entered into a ten-year contract for the lease of dark fiber over a 260 route mile fiber network between Houston and Corpus Christi, Texas. The Partnership completed construction of the network in January 1997. As of July 1998, the Partnership entered into an additional contract totaling approximately $1.3 million (total contract value is $5.1 million) for the sale of dark fiber between San Antonio and Laredo, Texas. The Partnership expects to complete the construction of approximately 590 additional route miles of fiber network from San Antonio to Laredo, McAllen, Harlingen, Brownsville and Corpus Christi, Texas by the end of 1998. The Partnership intends to expand its regional fiber network to approximately 4,300 route miles throughout Texas and the Gulf Coast region by the end of 2000. The Partnership's ability to expand its network and increase its revenues will be dependent upon a number of factors, including the availability of financing, and as a result no assurance can be given that its expansion plans will be met.

     The Partnership provides dedicated line services over the Partnership's owned fiber network to interexchange carriers and other telecommunications providers for terms of one year or longer. High volume capacity service agreements and dedicated line service agreements generally provide for "take or pay" monthly payments at fixed rates based on the capacity term and length of circuit used. Customers are typically billed on a monthly basis and also may incur an installation charge or certain ancillary charges for equipment. After contract expiration, the contracts may be renewed or the services may be provided on a month-to-month basis. The

Partnership is expanding its network to increase its revenue stream and reduce per unit costs, targeting capacity sales on a segment-by-segment basis as the Partnership's network is deployed and activated, and is increasingly seeking longer-term, high-volume capacity agreements from major carriers. In addition to traditional telecommunications carriers, the Partnership is marketing to internet service providers and other data service companies

RESULTS OF OPERATIONS:

COMPARISON OF THREE MONTHS ENDED JUNE 30, 1997 AND 1998

     REVENUE. Total revenues increased approximately $1.5 million from $485,000 for the three months ended June 30, 1997 to $2.0 million for the same period in 1998. The increase in revenue for this period is primarily attributed to Network Construction Services revenue of approximately $1.4 million. Telecommunications Services revenues represented 100% of the revenue for the same period in 1997. As of June 30, 1998, the Partnership has entered into a contract for the sale of dark fiber for approximately $3.8 million. In July 1998, the customer exercised the option to acquire the IRU for additional fiber strands for approximately $1.3 million resulting in a total contract of $5.1 million. The agreement requires the purchaser to pay the aggregate contract price, by making installment payments during the construction period based upon the achievement of certain milestones, with final payment made at the time of acceptance.

     OPERATING EXPENSES. The Partnership's principal operating expenses consist of expenses for Network Construction Costs, SG&A, and depreciation and amortization. Total operating expenses increased from approximately $224,000 for the three months ended June 30, 1997 to $464,000 for the same period in 1998. The 1998 operating expenses include the Costs of Network Construction Services of approximately $114,000 associated with the contract for the sale of dark fiber.

     SG&A includes cost of salaries, benefits, occupancy costs, commissions, sales and marketing expenses and administrative expenses. SG&A increased from approximately $35,000 for the three months ended June 30, 1997 to $131,000 for the same period in 1998. SG&A expenses will increase as the Partnership continues to expand its Telecommunications Services, initiate its direct sales operations and recruit experienced telecommunications industry personnel to implement the Partnership's network expansion strategy.

     The Partnership's depreciation and amortization expense increased from approximately $182,000 for the three months ended June 30, 1997 as compared to $212,000 for the same period in 1998. The Partnership expects that depreciation and amortization expense will continue to increase in subsequent periods as the Partnership continues to activate additional segments of the Partnership's planned fiber network.

     INTEREST EXPENSE. For the three months ended June 30, 1997, the Partnership's interest expense was $205,000 as compared to $199,000 for the same period in 1998.

 INCOME TAXES. Effective January 1, 1998, the Partnership elected to be taxed as a corporation and as such has recorded income tax expense of $501,000 relating to the three months ended June 30, 1998. Prior to January 1, 1998, the Partnership allocated net income and net losses to its Partnership Interests and therefore no income taxes were recorded for periods ended prior to January 1, 1998.

     NET INCOME. The Partnership reported net income of $56,000 for the three months ended June 30, 1997, compared to net income of $800,000 for the three months ended June 30, 1998 as a result of the factors discussed above.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1997 AND 1998

     REVENUE. Total revenues increased approximately $1.8 million from $845,000, during the six months ended June 30, 1997, as compared to approximately $2.6 million for the same period in 1998. The increase in revenue for this period is primarily attributed to Network Construction Services revenue of approximately $1.4 million. Telecommunications Services revenues represented 100% of the revenue for the same period in 1997. The Partnership has entered into a contract for the sale of dark fiber for approximately $3.8 million. In July 1998, the customer exercised the option to acquire the IRU for the additional fiber strands for approximately $1.3 million resulting in a total contract of $5.1 million. The agreement requires the purchaser to pay the aggregate contract price, consisting of installments during the construction period based upon the achievement of certain milestones, with final payment made at the time of acceptance.

     OPERATING EXPENSES. The Partnership's principal operating expenses consist of expenses for network construction costs, network access expenses, SG&A, and depreciation and amortization. Total operating expenses increased from approximately $496,000 during the six months ended June 30, 1997 as to approximately $727,000 in the corresponding period in 1998. The 1998 operating expenses include the Costs of Network Construction Services of approximately $114,000 associated with the contract for the sale of dark fiber.

     SG&A includes the cost of salaries, benefits, occupancy costs, commissions, sales and marketing expenses and administrative expenses. SG&A increased from approximately $126,000 in the six months ended June 30, 1997 to approximately $204,000 for the same period in 1998.

     The Partnership's depreciation and amortization expense increased from approximately $348,000 during the six months ended June 30, 1997 to approximately $396,000 for the same period in 1998. This increase resulted primarily from activating segments of the Partnership's fiber network during 1997, purchases of additional equipment used in constructing the Partnership's fiber network and purchases of other fixed assets to accommodate the Partnership's growth.

     INTEREST EXPENSE. For the six months ended June 30, 1997, the Partnership's net interest expense increased from approximately $370,000 to approximately $409,000 for the same period in 1998.

     INCOME TAXES. Effective January 1, 1998, the Partnership elected to be taxed as a corporation and as such has recorded income tax expense of $545,000 relating to the six months ended June 30, 1998. Prior to January 1, 1998, the Partnership allocated net income and net losses to its Partnership Interests and therefore no income taxes were recorded for periods ended prior to January 1, 1998.

     NET INCOME (LOSS). The Partnership realized a net loss of approximately $21,000 in the six months ended June 30, 1997, as compared to net income of approximately $870,000 in the corresponding period of 1998 as a result of the factors discussed above.

Liquidity and Capital Resources

     The Partnership funded capital expenditures and cash used in operations with the proceeds from a $10 million long term loan with a bank. The Partnership intends to finance its operations in the future through internally and externally generated funds, without relying on contributions or guarantees from its general and limited partners. As of July 31, 1998, the Partnership had obtained approximately $5.1 million of contracts for sales of dark fiber, which amounts will be paid as the Partnership completes certain milestones under the contracts (which is expected to occur in the fourth quarter of 1998).

     Total cash expended during the six months ended June 30, 1998 to fund capital expenditures and repayments of long-term debt to third parties was approximately $3 million and $717,000, respectively. Total cash generated from operations was approximately $3.9 million for the same period.

     The Partnership obtained a loan agreement with a bank to borrow up to $10 million for the construction, start-up and related expenses of the Houston to Corpus Christi fiber optic network. The Partnership was in violation of certain covenants requiring maintenance of debt as a percentage of adjusted net income as of December 31, 1996, 1997 and April 30, 1998, and was also in technical default of a covenant requiring the lender's consent to the Combination. The Partnership has obtained a waiver of these covenant violations and has obtained the lender's consent to the Combination and has executed an amendment revising these covenants. Approximately $8.9 million was outstanding thereunder at June 30, 1998. The debt will mature on August 31, 1998. CapRock intends to use part of the proceeds from the sale of the Notes to repay indebtedness owing by the Partnership to the bank. If the Combination is not consummated by August 31, 1998 (and as a result, the net proceeds from the issuance of the Notes are not available to CapRock), the Partnership intends to renegotiate the terms of its loans with the bank. If such negotiations are not successful, the Partnership will seek additional sources of financing. No assurance can be given that such financing will be available or, if available, that the terms will be satisfactory.

New Accounting Pronouncements

     The Partnership has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires classification of items of other comprehensive income by nature in a financial statement and a breakout of the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position.
Reporting comprehensive income provides a measure of all changes in equity that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. Adoption of this statement did not have a material effect on the Partnership's consolidated financial position or results of operation because there are no material differences between net income and comprehensive income in the Partnership's circumstances.

     In June 1997, the FASB issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 establishes standards for the manner in which business enterprises are to report information about operating statements in its annual statements and requires those enterprises to report selected information regarding operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for fiscal years beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated. The Partnership is in the process of evaluating the disclosure requirements.
The adoption of SFAS 131 will not have an impact on the Partnership's results of operation, financial position or cash flows and any effect will be limited to the presentation of its disclosures.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity" ("SFAS 133") which requires that all derivatives be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS No. 133. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The adoption of SFAS 133 will not have an impact on the Partnership's results of operations, financial position or cash flow.

Contingencies

     The Partnership is not currently a party to any litigation. However, the Partnership is from time to time a party to ordinary litigation incidental to its business, none of which is expected to have a material adverse effect on the results of operation, financial condition or cash flow of the Partnership.

Year 2000

     As the year 2000 approaches, the Partnership recognizes the need to ensure its operations will not be adversely impacted by Year 2000 computer software failures. The Partnership is addressing this issue to ensure the availability and integrity of its financial systems and the reliability of its operational systems. The Partnership has established processes for evaluating and managing the risks and costs associated with this problem. The Partnership has and will continue to make certain investments in its software systems and applications to ensure the Partnership is year 2000 compliant. The financial impact to the Partnership has not yet been fully determined, however such impact is not anticipated to have a material adverse effect on the financial condition, results of operations or cash flow of the Partnership.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     Not applicable.

PART II.  OTHER INFORMATION

Item 6.    Exhibits and Reports on Form 8-K

(a)  Exhibits

     See Item 6(a) (Exhibits) to the Form 10-Q of CapRock Communications
Corp. for the period ended June 30, 1998 of which this document is an exhibit.

(b)  Reports on Form 8-K

     None.

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
                            CAPROCK FIBER NETWORK, LTD.


     Pursuant to the requirements of the Indenture, the Partnership has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       CAPROCK FIBER NETWORK, LTD.


Date: August 13, 1998                  By:  CAPROCK SYSTEMS, INC., its general
                                            partner


                                       By:  /s/ JERE W. THOMPSON, JR.
                                            -----------------------------------
                                            Jere W. Thompson, Jr.
                                            President (Duly Authorized Officer
                                            and Principal Financial and Chief
                                            Accounting Officer)

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